EXHIBIT 99.26

Suite 2200, 130 Adelaide Street West
Toronto, Ontario
Canada M5H 3P5
Telephone:	1-416-368-9932
1-866-788-8801
Website: www.alamosgold.com
Trading Symbol: TSX : AGI

June 6, 2011

To:	The Securities Commissions of all of the Provinces and Territories of Canada

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual and special general meeting of shareholders (the “Meeting”) of Alamos Gold Inc. (the “Company”) held on June 2, 2011.

1.	Determination of the Number of Directors

According to proxies received and vote by show of hands, the number of directors was determined at seven.

2.	Election of Directors

According to proxies received and vote by show of hands, the following persons were elected as directors of the Company until the next annual meeting:

Mark Wayne

John A. McCluskey

Leonard Harris

James M. McDonald

David Gower

Paul Murphy

Anthony Garson.

3.	Appointment of Auditors

According to proxies received and vote by show of hands, Ernst & Young, LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.